UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 29, 2021

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Appointment of Officers and Directors

On October 29, 2021 Med-X, Inc.’s (“Company”) Board of Directors held a meeting to appoint two new independent Directors. The new Directors are Mr. Michael Kuntz, currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, and Mr. Dennis Kemmesat, the Founder and CEO of Frontier Precision that specializes in measurement technology for the land survey, civil engineering, and construction industries, including high precision GPS systems, robotics, UAS/ROVs and other unmanned systems. The Board of Directors also accepted the resignation of Dr. David Toomey as a member of the Board effective October 29, 2021.

On October 29, 2021 the Board of Directors accepted the resignation of Dr. David Toomey as Chief Executive Officer and Mr. Matthew Mills as President and Chief Operating Officer. Also, at the meeting the Board of Directors appointed Mr. Mills as Chief Executive Officer, Dr. Toomey as Chief Science Officer and Ms. Jennifer Mills as President in addition to her role as Corporate Secretary.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: November 3, 2021	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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